EXHIBIT 99.1

Brookfield Business Partners to Acquire Remaining Shares of Genworth MI Canada Inc.

BROOKFIELD, NEWS, Oct. 26, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX:BBU.UN) (“Brookfield Business Partners”), together with certain of its affiliates and institutional partners (collectively, “Brookfield”), today announced it has entered into an arrangement agreement (the “Arrangement Agreement”) to acquire all of the outstanding common shares of Genworth MI Canada Inc., now operating as Sagen MI CanadaTM (the “Company”) (TSX: MIC) not already owned by Brookfield (the “Transaction”).

The Company is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders, in turn making homeownership more accessible to first-time homebuyers.

Under the terms of the Arrangement Agreement, Brookfield, which currently owns an approximate 57% controlling interest in the Company, will purchase all of the remaining outstanding common shares of the Company at a price of C$43.50 per share. The purchase price represents a premium of approximately 22% to the Company’s closing share price on the Toronto Stock Exchange on October 23, 2020, the last trading day prior to today’s announcement, and a premium of approximately 25% to the 20-day volume weighted average price on that date.

"We are pleased to have reached this agreement which will provide existing shareholders of the Company with price certainty and a meaningful premium in an uncertain market environment,” said David Nowak, Managing Partner, Brookfield Business Partners.

Stuart Levings, President and CEO, stated, “The Transaction, together with our Company’s recent rebranding as Sagen MI CanadaTM, represents an exciting new chapter for the Company. We look forward under Brookfield’s ownership to continuing to work with lenders, regulators and mortgage professionals to help people responsibly achieve and maintain the dream of home ownership.”

The Company’s board of directors, other than certain conflicted directors (the “Board”), unanimously approved the Arrangement Agreement following a unanimous recommendation of a special committee of independent directors of the Board.

Closing

The Transaction will be implemented by way of and subject to a court-approved plan of arrangement under the Canada Business Corporations Act. Closing of the Transaction is subject to shareholder approval at a special meeting of the Company (the “Special Meeting”) expected to be held in late December 2020. The Transaction is also subject to court approval, approval by the federal Minister of Finance, and the satisfaction of other customary closing conditions. The Transaction is expected to close in the first half of 2021.

Following closing, Brookfield and the Company intend to continue to satisfy the public float requirement of the Insurance Companies Act (Canada) through the issuance of a new class of publicly-traded voting preferred shares of the Company, which preferred shares are intended to be issued prior to or concurrently with closing of the Transaction. A special resolution of shareholders to create this new class of voting preferred shares of the Company will be presented to Company shareholders for approval at the Special Meeting.

Funding

Upon closing of the Transaction, the aggregate consideration payable by Brookfield to holders of common shares of the Company will be approximately US$1.2 billion. Brookfield Business Partners intends to fund approximately US$460 million and for institutional partners to fund the balance of the purchase price.

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Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A), a leading global alternative asset manager with approximately US$550 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Genworth MI Canada Inc. (TSX: MIC) changed its brand from Genworth MI CanadaTM to Sagen MI CanadaTM effective October 13th, 2020. The Company, operating through its subsidiary, Genworth Financial Mortgage Insurance Company Canada, is the largest private sector residential mortgage insurer in Canada. The Company provides mortgage default insurance to Canadian residential mortgage lenders, making homeownership more accessible to first-time homebuyers. The Company differentiates itself through customer service excellence, innovative processing technology, and a robust risk management framework. For more than two decades, the Company has supported the housing market by providing thought leadership and a focus on the safety and soundness of the mortgage finance system. As at September 30th, 2020, the Company had C$7.1 billion total assets and C$3.8 billion shareholders' equity. Find out more at www.sagen.ca.

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “deliver,” “intend,” “achieve,” “maintain,” “subject” and “expect,” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the timing of various steps to be completed in connection with the Transaction (including the holding of the Special Meeting, the special resolution of Company shareholders to create a new class of voting preferred shares of the Company and potential issuances of such voting preferred shares), the anticipated timing for the closing of the Transaction and the receipt of approvals required to effect the Transaction.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the recent novel coronavirus outbreak (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/ epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the economic shutdown resulting from the COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended June 30, 2020 for further information.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.